Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

The following email from Keith Halbert, United’s Senior Vice President and Chief Information Officer, was distributed to certain employees on May 28, 2010.

Hello Everyone,

I am sure that many of you have seen the media coverage referencing the possibility of a significant Information Technology operations presence for the combined company in Houston, Texas.  Glenn was asked by a Texas senator during yesterday’s hearing about jobs in Houston and he indicated that the combined company would have a significant presence in Houston. His complete quote is below for your reference.

I realize that this proposed merger creates uncertainty for both United and Continental employees. As we have discussed any decisions about where workgroups will be located will be made after thoughtful consideration and analysis through the integration planning process. As you know, we established our Integration Management Office (IMO) last week and we expect the planning process to begin before the end of June. It is critical that we allow the planning process to follow the course to ensure we develop the best possible integration solutions.

I have mentioned several times in town hall sessions and our Jalapeno award sessions that I wanted to establish a development center in the Texas market given the low real estate costs, favorable tax implications and availability of technology talent.  This may be an opportunity to achieve these outcomes if the integration planning process leads to the conclusion that this is the right decision. But again, no decisions have been made at this time.

For now, I ask you to please stay focused on the mission we have in front of us: continuing to provide outstanding service and delivery quality to meet our 2010 performance goals and keeping our agenda in front of you as we look to the future and the many possibilities that we have discussed together.

Your efforts are building tremendous confidence and respect for our ability to support the growth and profitability of United Airlines. I appreciate what you do every day. Thank you for your hard work, dedication and continued focus.

Keith

Glenn Tilton testimony at the United States Senate Committee on the Judiciary, Subcommittee on Antitrust, Competition Policy and Consumer Rights on May 27, 2010:

 “We’ll have a significant presence in Houston.  A significant, head-office, headquarter presence.  I would hypothesize just that, that the technological functions of the new company such as information technology would be very, very logically headquartered in Houston.  Simply because of the tremendous resource that the Houston technological economy provides for recruitment in that segment of the business.  So we will continue to keep a commitment to Houston.  We will be a significant employer in Houston.  And that hub is going to continue to grow.  From a Bush perspective, the new company will continue to be a significant employer.”

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.